[redacted]

SECURI 11020915 SION

RECEIVED MAR 0 1 2011 SEC MAIL PROCESSING SECTION WASH, D.C. 211

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48311

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~Knight Equity Markets L.P.~~ Knight Capital Americas, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

545 Washington BLVD
(No. and Street)

Jersey City	NJ	07310
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy Dunham 201-557-6886
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Oath or Affirmation

State of New Jersey
County of Hudson

We, the undersigned officers of Knight Equity Markets, L.P., affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to Knight Equity Markets, L.P. for the year ended December 31, 2010 are true and correct. We further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Steven Bisgay
Senior Managing Director

Timothy P. Dunham
Chief Financial Officer

Notary Public

SHARON GAUTIER LOPEZ
Notary Public, State of New Jersey
No. 2271908
Qualified in Hudson County
Commission Expires August 3, 2011

Knight Equity Markets, L.P.
Statement of Financial Condition
December 31, 2010

(in thousands)

Assets		
Cash and cash equivalents	$	70,545
Cash segregated under federal and other regulations		9,006
Financial instruments owned, at fair value		966,780
Receivable from brokers, dealers and clearing organizations		34,341
Receivable from affiliated clearing organization		246,227
Fixed assets and leasehold improvements, at cost, less accumulated depreciation and amortization of $95,723		85,836
Intangible assets, less accumulated amortization of $6,409		20,191
Goodwill		12,624
Other assets		16,011
Total assets	$	1,461,561
Liabilities and Partners' Capital		
Liabilities		
Financial instruments sold, not yet purchased, at fair value	$	908,074
Payable to brokers and dealers		4,095
Accrued compensation expense		104,403
Accrued soft dollar and commission recapture		12,126
Payable to affiliates		6,027
Accrued expenses and other liabilities		15,945
Total liabilities		1,050,670
Commitments and contingent liabilities (Note 7)		
Partners' capital		410,891
Total liabilities and partners' capital	$	1,461,561

The accompanying notes are an integral part of this financial statement.

1. Organization and Description of the Business

Knight Equity Markets, L.P. (the "Company"), a limited partnership organized in the state of Delaware, primarily operates as a market maker in over-the-counter ("OTC ") equity securities, primarily those traded on the Nasdaq Stock Market and on the OTC Bulletin Board. The Company also operates a domestic institutional sales business and offers soft dollar and commission recapture services. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Nasdaq Stock Exchange ("Nasdaq"), the New York Stock Exchange ("NYSE"), Financial Industry Regulatory Authority ("FINRA"), the International Securities Exchange, LLC, the National Stock Exchange, the Chicago Board Options Exchange, the National Futures Association, Nasdaq OMX, Nasdaq OMX BX and the Municipal Securities Rulemaking Board. The Company's general partner is Knight Securities General, Inc. and its limited partner is Knight Securities Operations, Inc. The Company's ultimate parent is Knight Capital Group, Inc. ("KCG").

On December 31, 2010, the Company acquired the designated market maker ("DMM") and lead market maker ("LMM") units of Kellogg Capital Markets ("Kellogg"). At the start of business on January 3, 2011, the Company assumed responsibility for making markets in 765 NYSE and NYSE Amex listed securities as well as 400 exchange-traded funds and structured products on NYSE Arca.

Effective January 1, 2011, the Company merged with two affiliates and changed its name to Knight Capital Americas, L.P.

2. Significant Accounting Policies

Cash and Cash Equivalents
Cash equivalents represent money market accounts, which are payable on demand, or short-term investments with an original maturity of less than 90 days. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments.

Cash Segregated Under Federal and Other Regulations
Cash of $9.0 million has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the SEC.

Fair Value of Financial Instruments
The Company values its financial instruments using a hierarchy of fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value.

The fair value hierarchy can be summarized as follows:

Level 1 Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Changes in fair value are recognized in earnings each period for financial instruments that are carried at fair value.

The Company's financial instruments owned and financial instruments sold, not yet purchased are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices or broker or dealer quotations with reasonable levels of price transparency.

The types of instruments that trade in markets that are not considered to be active, but are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency are generally classified within Level 2 of the fair value hierarchy.

Certain instruments are classified within Level 3 of the fair value hierarchy because they trade infrequently and therefore have little or no price transparency. As of December 31, 2010, the Company did not hold any financial instruments that met the definition of Level 2 or Level 3.

Goodwill and Intangible Assets
The Company tests goodwill for impairment annually or when an event occurs or circumstances change that signifies the existence of impairment. The Company amortizes other intangible assets on a straight-line basis over their useful lives and tests for recoverability whenever events indicate that the carrying amounts may not be recoverable.

Foreign Currencies
The functional currency of the Company is the U.S. dollar. Assets and liabilities denominated in foreign currencies are translated into U.S. dollars using current exchange rates at the date of the Statement of Financial Condition.

Depreciation, Amortization and Occupancy
Fixed assets are depreciated on a straight-line basis over their estimated useful lives of three to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of the life of the related office lease or the expected useful life of the assets. The Company capitalizes certain costs associated with the acquisition or development of internal-use software and amortizes the cost over the software's estimated useful life of three years, commencing at the time the software is placed in service.

The Company records rent expense under operating leases with fixed rent escalations, lease incentives and free rent periods on a straight-line basis over the lease term beginning on the date the Company takes possession of or controls the use of the space, including during free rent periods.

Income Taxes
As a limited partnership, the Company is not subject to federal or state income taxes as such amounts are borne by the Company's partners. The Company is subject to certain local taxes.

Stock-Based Compensation
Certain employees of the Company participate in KCG's stock option and award plans (the "Stock Plans"). The purpose of the Stock Plans is to provide long-term incentive compensation, in the form of KCG stock-related awards, to employees of the Company.

Stock-based compensation is measured based on the grant date fair value of the awards. These costs, which are allocated from KCG, are amortized over the requisite service period, which is typically the vesting period.

Expected forfeitures are considered in determining stock-based employee compensation expense. For all periods presented, the Company recorded a benefit for expected forfeitures on all outstanding stock-based awards. The benefit recorded did not have a material impact on the results of operations.

The Company applies a nonsubstantive vesting period approach for stock- based awards whereby the expense is accelerated for those employees that receive options and restricted stock units ("RSUs") and are eligible to retire prior to the options or RSUs vesting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

3. Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased

Financial instruments owned, and Financial instruments sold, not yet purchased at December 31, 2010 comprised[1]:

(in thousands)	Financial Instruments Owned	Financial Instruments Sold, Not Yet Purchased
Equities	$ 922,129	$ 810,640
Listed equity options	41,840	40,564
Corporate bonds	2,811	56,870
	$ 966,780	$ 908,074

(1) Equities of $215.3 million have been netted by their respective long and short positions by CUSIP number as of December 31, 2010.

The Company's financial instruments owned and financial instruments sold, not yet purchased are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices or broker or dealer quotations with reasonable levels of price transparency.

As of December 31, 2010, the Company held 236,000 long listed equity option contracts with a gross fair value of $41.8 million and 284,000 short listed equity option contracts with a gross fair value of $40.6 million which are included on the Statement of Financial Condition within Financial instruments owned, at fair value and Financial instruments sold, not yet purchased, at fair value, respectively. These positions are not considered hedging instruments under GAAP since they are used for trading activities.

4. Receivable From and Payable to Brokers, Dealers and Clearing Organizations

Receivable from and Payable to brokers, dealers and clearing organizations at December 31, 2010 consist of the following:

(in thousands)	Receivable	Payable
Third party clearing organization	$ 30,283	$ -
Payments for order flow	-	1,652
Clearance, execution and other fees	4,058	2,443
	$ 34,341	$ 4,095

Management believes that the carrying value of the amounts receivable from and payable to brokers, dealers and clearing organizations approximates fair value.

5. Fixed Assets and Leasehold Improvements

Fixed assets and leasehold improvements consist of the following:

(in thousands)	
Computer hardware and software	$ 86,879
Leasehold improvements	80,335
Telephone systems	5,428
Furniture and fixtures	7,849
Equipment	1,068
	181,559
Less: Accumulated depreciation and amortization	95,723
	$ 85,836

6. Goodwill and Intangible Assets

At December 31, 2010, the Company had goodwill and intangible assets of $12.6 million and $20.2 million, respectively, which primarily resulted from the purchase of the business of Donaldson & Co., Incorporated, on December 1, 2003 and the DMM and LMM units of Kellogg on December 31, 2010.

The acquisition of the DMM and LMM units of Kellogg resulted in additional goodwill of $9.0 million and intangible assets, comprising the trading rights of the DMM and LMM units acquired, of $13.1 million.

The intangible assets, which are primarily customer relationships and trading rights, are all deemed to have finite lives and are being amortized over their useful lives, which have been determined to range from five to thirty years. The weighted average remaining life of the Company's intangible assets at December 31, 2010 is approximately 11.4 years.

Goodwill is tested for impairment annually, or when an event occurs or circumstances change that signifies the existence of impairment. The test considers the profitability, assessment of fair value as well as the overall market value of the Company and its business compared to the net book value. In December 2010, the Company tested for the impairment of goodwill and based on these tests, management has concluded that there was no impairment at December 31, 2010.

Amortizable intangibles are tested for recoverability whenever events indicate that the carrying amounts may not be recoverable. No events occurred in 2010 that would indicate that the carrying amounts of the Company's goodwill or intangible assets may not be recoverable.

7. Commitments and Contingent Liabilities

The Company leases office space under noncancelable operating leases. Certain office leases contain fixed dollar-based escalation clauses. The Company has sublet a portion of its excess office space to third parties. In addition, the Company has entered into guaranteed employment contracts with certain of its employees. As of December 31, 2010, future minimum rental commitments under all noncancelable office leases ("Gross Lease Obligations"), Sublease Income as well as computer and equipment leases and guaranteed employment contracts longer than one year and other commitments (collectively, "Other Obligations") were as follows:

(in thousands)	Gross Lease Obligations	Sublease Income	Net Lease Obligations	Other Obligations	Total
Year ending December 31, 2011	$ 9,534	$ 1,129	$ 8,405	$ 7,814	$ 16,219
Year ending December 31, 2012	11,272	1,265	10,007	1,522	11,528
Year ending December 31, 2013	11,497	1,300	10,197	-	10,197
Year ending December 31, 2014	11,428	1,300	10,128	-	10,128
Year ending December 31, 2015	10,964	1,300	9,664	-	9,664
Thereafter through 2022	65,115	2,938	62,177	-	62,177
	$ 119,810	$ 9,232	$ 110,578	$ 9,336	$ 119,913

During the normal course of business, the Company collateralizes certain lease obligations through letters of credit. As of December 31, 2010, KCG has provided a $2.0 million letter of credit collateralized by U.S. Treasury Bills as a guarantee for one of the Company's lease obligations.

In the ordinary course of business, the nature of the Company's business subjects it to claims, lawsuits, regulatory examinations and other proceedings. The Company is subject to several of these matters at the present time. The results of these matters cannot be predicted, and the Company cannot estimate a possible range of loss for these matters at this time. There can be no assurance that these matters will not have a material adverse effect on the Company's results of operations in any future period and a material judgment could have a material adverse impact on the Company's financial condition and results of operations. However, it is the opinion of management, after consultation with legal counsel that, based on information currently available, the ultimate outcome of these matters will not have a material adverse impact on the business, financial condition or operating results of the Company although they might be material to the operating results for any particular period, depending, in part, upon operating results for that period.

8. Significant Clients

The Company considers significant clients to be clients who account for 10% or more of the total U.S. equity dollar value traded by the Company during the period. For the year ended December 31, 2010, no client accounted for 10% or more of the U.S. equity dollar value traded.

9. Employee Benefit Plans

KCG sponsors a 401(k) profit sharing plan (the "Plan") in which substantially all employees are eligible to participate. Under the terms of the Plan, the Company is required to make contributions to the Plan equal to 100% of the contributions made by each Company participant, up to certain limits.

Certain employees of the Company participate in KCG's stock option and award plans (the "Stock Plans"). The purpose of the Stock Plans is to provide long-term incentive compensation, in the form of KCG stock-related awards, to employees of the Company.

Restricted Shares and Restricted Stock Units
Eligible employees receive KCG restricted shares and/or restricted stock units (collectively, "restricted awards") as a portion of their total compensation. Restricted awards generally vest ratably over three years. KCG has the right to fully vest employees in their restricted stock units upon retirement and in certain other circumstances. Restricted awards are generally canceled if employment is terminated before the end of the relevant vesting period.

Stock Options
KCG's policy is to grant options for the purchase of shares of KCG Class A Common Stock at not less than market value, which the Stock Plans define as the average of the high and low sales price on the date prior to the grant date. Options generally vest ratably over a three or four-year period and expire on the fifth or tenth anniversary of the grant date, pursuant to the terms of the option agreements. KCG has the right to fully vest employees in their options upon retirement and in certain other circumstances. Options are generally canceled if employment is terminated before the end of the relevant vesting period.

10. Related Party Transactions

The Company pays an affiliate a fee for introducing transactions from European and Asian customers.

The Company allocates out portions of its accounting, compliance and IT support costs to certain affiliates. Additionally, the Company receives a direct allocation from KCG based on corporate employees time spent on the Company's activities.

In the normal course of business, the Company may make short-term loans, payable on demand, to affiliated companies for which the Company charges an amount approximating its borrowing rate. There is no interest earned from affiliates during 2010. Receivable from affiliates at December 31, 2010 consists of $51,000 in noninterest bearing receivables from affiliates and is included within Other assets on the Statement of Financial Condition.

In 2010, the Company made a total of $25.0 million in capital distributions through its partners to KCG.

As noted in Footnote 2 "Significant Accounting Policies" the Company now clears the majority of its securities transactions through an affiliated clearing broker on a fully disclosed basis. Financial instruments owned, and financial instruments sold, not yet purchased of $735.9 million and $684.0 million, respectively, are held at the affiliated clearing broker, while the remaining balances are all held at third party clearing brokers.

11. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

As a market maker of OTC securities, substantially all of the Company's OTC securities transactions are conducted as principal with broker-dealer and institutional counterparties located in the United States. The Company now clears the majority of its domestic securities transactions through an affiliated clearing broker on a fully disclosed basis. Substantially all of the Company's credit exposures are concentrated with its affiliated clearing broker and the third party clearing broker (the "clearing agents"). These clearing agents may rehypothecate certain securities held on behalf of the Company. Additionally, pursuant to the terms of the agreements between the Company and the clearing agents, the clearing agents have the right to charge the Company for all losses that result from a counterparty's failure to fulfill its obligations. The Company has the ability to pursue collection from or performance of the counterparty. The Company's policy is to monitor the credit standing of the clearing agents and all counterparties with which it conducts business.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing agents, the Company believes there is no maximum amount assignable to this right. At December 31, 2010, the Company has recorded no liabilities with regard to the right. In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of loss is remote.

Financial instruments sold, not yet purchased, which are valued at market, represent obligations of the Company to purchase such securities at a future date. The Company may incur a loss if the market value of the securities subsequently increases.

During the normal course of business, the Company may enter into futures contracts. These financial instruments are subject to varying degrees of risks whereby the fair value of the securities underlying the financial instruments may be in excess of, or less than, the contract amount. The Company is obligated to post collateral against certain futures contracts. As of December 31, 2010, the Company was a party to futures contracts having a net notional value of $64.6 million. The fair value of $284,000 is recorded net within Receivable from brokers, dealers and clearing organizations on the Statement of Financial Condition, net of cash collateral, with realized and unrealized gains and losses recognized in Net trading revenue on the Statement of Operations.

12. Net Capital Requirement

As a registered broker-dealer and a FINRA member firm, the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $1.0 million or 2% of combined aggregate debit items, as defined.

At December 31, 2010, the Company had net capital of $70.2 million, which was $69.2 million in excess of its required net capital of $1.0 million.

SEC MAIL PROCESSING
RECEIVED
MAR 01 2011
WASH. D.C.
211
SECTION

Knight Equity Markets, L.P.

Statement of Financial Condition
December 31, 2010

Knight Equity Markets, L.P.
Index
December 31, 2010

Page(s)

pwc

Report of Independent Auditors

To the Partners of
Knight Equity Markets, L.P.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Knight Equity Markets, L.P. (the "Partnership") at December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2011

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us